FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
July 01, 2004

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

MTS INCREASES ITS OWNERSHIP IN PRIMTELEFON TO 100%

Moscow, Russian Federation – July 1, 2004 – Mobile TeleSystems OJSC (“MTS” - NYSE: MBT), the largest mobile phone operator in Russia and Ukraine, yesterday acquired an additional 50% stake in Primtelefon, a mobile phone operator in the Far East and Siberian regions of Russia. As a result of this transaction, MTS’ ownership in the company increases to 100%.

MTS acquired a 50% stake in Primtelefon from the Far East Telecommunications Company OJSC (Dalsvyaz) for $31 million. MTS has been a Primtelefon shareholder since August 2003 when, after a series of transactions, the Company acquired its initial 50% stake from MCT Corp.

Primtelefon has been providing mobile phone services under MTS’ brand since February 2004. The company holds a GSM 900/1800 license covering the Far East Federal Region and a number of regions in Siberia(1) (population of 11.4 million). As of May 31, 2004, Primtelefon’s subscriber base was approximately 190,000 in the Primorsk, Sakhalinsk and Irkutsk regions. The total number of MTS subscribers in the Far East was 468,000.

Effective June 30, 2004, MTS will fully consolidate Primtelefon’s financial results into its financial statements. In 2003, Primtelefon’s revenues amounted to $34.3 million(2), its operating income totaled $17.1 million(3) and its net income totaled $12.6 million. The company’s net debt (4) amounted to $7.9 million as of March 31, 2004.

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For further information contact:

Mobile TeleSystems, Moscow	tel: +7 095 911 6553
Andrey Braginski, Investor and Public Relations	e-mail: ir@mts.ru

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Mobile TeleSystems (“MTS”) is the largest mobile phone operator in Russia and Ukraine. Together with its subsidiaries, the company services over 21.9 million subscribers. The regions of Russia, as well as Belarus and Ukraine, in which MTS and its subsidiaries are licensed to provide GSM services, have a total population of approximately 200.6 million. Since June 2000, MTS’ Level 3 ADRs have been listed on the New York Stock Exchange with the ticker symbol MBT. Additional information about MTS can be found on MTS’ website at www.mtsgsm.com.

(1) The license coverage of Primtelefon in Russia includes the following regions: Republic of Sakha (Yakutia), Republic of Buryatiya, Khabarovsky Krai, Primorsky Krai, Amurskaya oblast, Magadanskaya oblast, Sakhalinskaya oblast, Kamchatskaya oblast, Irkutskaya oblast, Chitinskaya oblast, Jewish autonomous region, Chukotsky, Ust-Ordynsky Buryatsky, Aginsky Buryatsky and Koryaksky autonomous region.

(2) Based on unaudited financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

(3) Amortization amounted to $2.6 million in 2003.

(4) Net debt is the difference between the total debt and cash and cash equivalents and short-term investments. Total debt is comprised of the current portion of long-term debt, current capital lease obligations, long-term debt, and long-term capital lease obligations.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might” the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically, the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors,” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures; rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, risks associated with operating in Russia, volatility of stock price, financial risk management, and future growth subject to risks.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

By:	Vassily Sidorov
	Name:	Vassily Sidorov
	Title:	Acting President/CEO

Date: July 01, 2004